RESCISSION AGREEMENT

This Rescission Agreement (the “Rescission Agreement”) is executed on this 25th day of February, 2011 to be made effective December 31, 2010 (the “Effective Date”), by and among YouChange Holdings Corp, a Nevada corporation ("YCNG"), Feature Marketing, Inc., an Arizona corporation ("FM"), and each of the persons listed on the signature pages as an FM Shareholder (collectively, the "FM Shareholders," and individually a "FM Shareholder").  YCNG, FM and the FM Shareholders are sometimes referred to as the (“Parties”) and individually as a (“Party”).  All terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Share Exchange Agreement, dated December 31, 2010, by and among YCNG, FM and the FM Shareholders (the “Agreement”).

Recitals

A.  Under provisions of the Agreement, YCNG acquired all of the outstanding capital stock of FM in exchange for the Exchange Shares and FM became a wholly-owned subsidiary of YCNG, FM Shareholder Thomas D. Packouz became employed by FM in accordance with provisions of an Executive Employment Agreement and was engaged to provide consulting services as reasonably requested by YCNG, and the Parties received other benefits and made other commitments and covenants.

B.  The Agreement was closed on December 31, 2010 but all of the Parties mutually agree that the premises upon which the Agreement was closed were incorrect, that there was a mutual mistake and an impossibility to perform under the Agreement which was not contemplated by the Parties.

C.  The Parties therefore desire to rescind, annul, abrogate and void from the beginning the Agreement in its entirety as if the Parties had never entered into the Agreement including all of the transactions contemplated thereunder, all in accordance with the terms, conditions and provisions of this Rescission Agreement.

NOW, THEREFORE, in consideration of the premises, the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Rescission Agreement

1.	The Parties mutually agree that the Agreement is hereby rescinded, annulled, abrogated and made void from its inception.

2.
The FM Shareholders and YCNG acknowledge and agree that neither of them transferred and delivered to the other respectively, the capital stock of FM or the Exchange Shares issued by YCNG (including the execution of stock powers required to make the transfer and redelivery) which were to be received by each of those Parties pursuant to provisions of the Agreement.

3.	All of the obligations, commitments and covenants of the Parties under the Agreement shall terminate and cease as of the Effective Date.

4.	The Parties acknowledge that no Party has received a partial benefit under the Agreement, and all benefits to be received by each Party under the Agreement shall terminate as of the Effective Date.

Rescission Agreement

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5.
The Parties shall take all action necessary to rescind, annul, abrogate and make void from inception all filings made with governmental authorities in Nevada and Arizona related to the Agreement.  In addition, YCNG shall make all Securities Exchange Commission filings required as a result of this Rescission Agreement.

6.	The Parties shall take all action necessary to reconstitute the Board of Directors and officer appointments of the Parties as they existed prior to the closing of the Agreement.

7.
As of the Effective Date, the Parties acknowledge and agree that each commenced negotiation in good faith to finalize an alternative contractual arrangement to retain a business relationship and will continue after the execution of this Rescission Agreement to work in good faith to finalize and enter into a strategic partnership or joint venture, which will not exclude FM or YCNG from pursuing other business which does not interfere with each entities priority to conduct business together.  If an agreement is not reached by September 30, 2011, either Party may notify the other that the negotiations shall be terminated.

8.
FM shall remain liable for and obligated on the Senior Secured Promissory Note in the original principal amount of $50,000 dated November 19, 2009 (the “Note”) issued by FM and payable to YouChange, Inc., an Arizona corporation (“YouChange”), for all amounts owed including the outstanding principal balance of $85,000 owed as of the date of this Rescission Agreement plus all accrued and unpaid interest.  YCNG agrees not to pursue any collection action or other legal rights related to the Note for a period of nine (9) months from the Effective Date.  This Rescission Agreement shall in no way modify the provisions of the Note or waive any of the rights of YCNG or the obligations and commitments of FM thereunder.  In addition, FM agrees to repay to YouChange no later than August 19, 2011 the additional sum of $25,000, which amount was funded to FM following the Closing of the Agreement.

9.
Except for the express purpose following the Effective Date of enforcing the provisions of this Rescission Agreement or as set forth in Sections 7 and 8 hereof, or as otherwise specifically provided for herein, the Parties waive any and all claims, disputes, demands, causes of action, losses and damages of any nature which were made, could have been made or existed as of the Effective Date of this Rescission Agreement which each Party may have against the other Party, its respective principals, agents, successors and assigns.

10.	The Parties agree that nothing contained in this Rescission Agreement shall be deemed an admission that such Party failed to comply with the provisions of the Agreement.

11.	The Parties hereto agree that the terms and conditions of this Rescission Agreement or any part hereof may only be amended, modified, changed or superseded by a writing executed by all of the Parties.

12.	This Rescission Agreement shall be binding upon the Parties, their principals, their successors and assignees, and all others acting by, through, or under their direction or in privity with them.

13.
By execution hereof, each Party hereby represents that it has all requisite authority and power to enter into and deliver this Rescission Agreement and perform the obligations of such Party as set forth herein and that all necessary corporate and other action has been validly and lawfully granted or obtained.

Rescission Agreement

14.
This Rescission Agreement may be executed in one or more counterparts and by original or facsimile signature, each of which will constitute an original and all of which together will constitute one and the same instrument.

Rescission Agreement

IN WITNESS WHEREOF, this Rescission Agreement has been executed by each of the Parties as of the Effective Date.

YCNG:	FM:
YOUCHANGE HOLDINGS CORP.	FEATURE MARKETING, INC.

By: ____________________________	By: _____________________________
Jeffrey I. Rassás	Thomas D. Packouz
Chief Executive Officer	President & CEO

FM SHAREHOLDERS:

By:____________________________	By:____________________________
Thomas D. Packouz	Andryce A. Packouz

Rescission Agreement